                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                            General Communication, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1.  Class A Common Stock, no par value ("Class A Common Stock")
2.  Class B Common Stock, no par value ("Class B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Class A Common Stock:                                     369385 10 9
2.  Class B Common Stock:                                     369385 20 8
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  March 3, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Class A Common Stock:                                    369385 10 9
    Class B Common Stock:                                    369385 20 8
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Magness FT Investment Company LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
-------------------------------------------------------------------------------
                  (7) Sole Voting  Class A Common Stock              697,276(1)
Number of Shares        Power      Class B Common Stock              620,608(2)
                  -------------------------------------------------------------
  Beneficially    (8) Shared       Class A Common Stock                       0
                  Voting Power     Class B Common Stock                       0
 Owned by Each    -------------------------------------------------------------
                  (9) Sole         Class A Common Stock              697,276(1)
Reporting Person  Dispositive      Class B Common Stock              620,608(2)
     With           Power
                  -------------------------------------------------------------
                  (10) Shared      Class A Common Stock                       0
                  Dispositive      Class B Common Stock                       0
                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Class A Common Stock              697,276(1)
                                   Class B Common Stock              620,608(2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        1.5% of Class A Common Stock
        15.3% of Class B Common Stock
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) OO

-------------------------------------------------------------------------------

(1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

(2) SEE Item 5.

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ITEM 1.  SECURITY AND ISSUER

    The equity securities to which this Schedule 13D relates are as follows:

    1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

    2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

    The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc.
(the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) This Schedule 13D is filed by Magness FT Investment Company LLC, a Colorado limited liability company ("FT LLC"). The principal business of the FT LLC is to hold the Company Securities and other securities. Kim Magness is the manager of FT LLC, and Kim Magness and Gary Magness are the current members of FT LLC.

    (b) The business address of FT LLC is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

    (c) The filing person has no employment or occupation.

    (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f) FT LLC is a Colorado limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On March 3, 1999, each of the Kim Magness Irrevocable Trust ("Kim
Magness Trust") and the Gary Magness Irrevocable Trust ("Gary Magness "Trust") transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


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ITEM 4.  PURPOSE OF TRANSACTION

    On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


    The filing person has no present plan or proposal that relates to or would result in:

    (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Company;

    (f) any other material change in the Company's business or corporate structure;

    (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

    (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                         AMOUNT AND NATURE OF      PERCENT OF           TOTAL
TITLE OF CLASS           BENEFICIAL OWNERSHIP     CLASS POWER(1)     VOTING POWER(1)
--------------           --------------------     --------------     ---------------
                                                                          8.0%
Class A Common Stock        697,276(2)(3)               1.5%
Class B Common Stock        620,608(2)(3)              15.3%


(1) Based on 45,648,021 shares of Class A Common Stock and 4,062,460 shares of Class B Common Stock outstanding on October 31, 1998.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, FT LLC may be deemed to currently beneficially own voting equity securities representing approximately 8.0% of the voting power with respect to a general election of directors of the Company.

(3) On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:

SHARES    CLASS
------    -----
 76,668   Class A Common Stock
620,608   Class B Common Stock


    (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

       Class of Security                        Sole Power      Shared Power
       -----------------                        ----------      ------------
Class A Common Stock                              697,276            0
Class B Common Stock                              620,608            0


    (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in
        Item 5(a) above.

    (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

    (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Kim Magness, as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999

MAGNESS FT INVESTMENT COMPANY LLC

/s/ Kim Magness
-----------------------------
By: Kim Magness, Manager